Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 333-167192)
Additional Information and Where to Find It
In connection with the proposed merger between RRI Energy and Mirant, RRI Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of RRI Energy and Mirant and that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings,” or from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
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[The following is a reminder notice that was sent to stockholders of RRI Energy, Inc.]

October 1, 2010
Dear RRI Energy Stockholder:
We have previously sent to you proxy material for the Special Meeting of RRI Energy, Inc. stockholders, to be held on October 25, 2010. Your Board of Directors unanimously recommends that stockholders vote FOR all of the proposals, including the proposed merger with Mirant.
Your vote is important, no matter how many or how few shares you may own. If you have not already done so, please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.
Thank you for your cooperation.
Very truly yours,

Michael L. Jines
Executive Vice President,
General Counsel and Corporate Secretary
and Chief Compliance Officer
Houston, Texas
REMEMBER:
You can vote your shares by telephone, or via the Internet.
Please follow the easy instructions on the enclosed card.
If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,
INNISFREE M&A INCORPORATED
TOLL-FREE, at (877) 800-5187.